Exhibit 99.1

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2014

Edmonton, Alberta, August 6, 2014 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX & NYSE: NOA) today announced results for the Second Quarter ended June 30, 2014.

Martin Ferron, President and Chief Executive Officer of the Company, commented, “Historically this reporting period provides the slowest performance each year. The weather transitions through spring break-up and our work mix changes from earthwork with heavy equipment to more labor intensive, lighter construction projects. This normal pattern always brings rain delays and seasonal equipment ramp up costs, but the slowness was exacerbated this year by the tragic incident that we announced in early June.  Despite this, we still managed to produce significantly greater EBITDA, on a year over year basis and we now look forward to a busier second half of the year.”

The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.

Highlights of the Second Quarter

•	Consolidated EBITDA earned from continuing operations of $10.2 million is up from $8.9 million in the same quarter last year.

•	Consolidated EBITDA margin from continuing operations of 8.8% is up from 7.7% in the same quarter last year.

•	Gross profit margin of 8.0% compares favourably to a margin of 7.3% in the same quarter last year.

•
On May 1, 2014, as a result of improved financial performance in 2013 and its belief that this performance should be sustainable, Standard & Poor's ("S&P") upgraded the Company’s long-term corporate credit and senior unsecured debt ratings to "B" from the previous ratings of "B-".

•
On May 8, 2014, NAEP announced that the Company, HGI Funding LLC (“HGI Funding”) and Front Street Re (Cayman) Ltd (“Front Street”) entered into an agreement with a syndicate of investment dealers with respect to a secondary offering by HGI Funding and Front Street of NAEP’s common shares. Under the agreement, the syndicate agreed to purchase 7,032,322 common shares at a purchase price of $8.55 per common share. On June 10, 2014, upon closing of the secondary offering of NAEP’s common shares, 1,486,036 common shares were sold by HGI Funding and 5,546,286 common shares were sold by Front Street for aggregate proceeds of $60.1 million. NAEP did not receive any proceeds from the offering. HGI Funding and Front Street was collectively the Company’s largest shareholder and owned an equivalent of 20.1% of the issued and outstanding common shares on a non-diluted basis. After the completion of the secondary offering, both HGI Funding and Front Street do not own any common shares of the Company.

•
On June 2, 2014, the Company regretfully experienced an employee fatality at its designated work area at the Millennium mine site. The Company suspended all of its activities on this site while working with its customer and the appropriate authorities to complete a thorough and comprehensive investigation into the cause of the incident. On July 4, 2014, the Company began a graduated “return to work” plan at the site.

•
The Company successfully negotiated amendments to its credit agreement. The senior leverage ratio will increase to 2.5 times from 2.0 times. The Company will increase its ability to finance equipment purchases through capital leases by an additional $15 million, increasing the limit to $90 million. In addition, the Company has pre-approval from its bank syndicate to redeem up to $20 million of its unsecured debt. These amendments are expected to allow further flexibility in financing needs as the Company plans for the future.

Consolidated Financial Highlights

	Three months ended June 30,
(dollars in thousands, except per share amounts)	2014	2013	Change
Revenue	$116,189	$115,046	$1,143
Project costs	52,182	43,373	8,809
Equipment costs	44,383	54,590	(10,207)
Depreciation	10,342	8,722	1,620
Gross profit	$9,282	$8,361	$921
Gross profit margin	8.0%	7.3%	0.7%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	7,914	8,329	(415)
Stock-based compensation expense	2,263	234	2,029
Operating loss	(2,161)	(2,310)	149
Interest expense	3,000	5,681	(2,681)
Net loss from continuing operations	(4,096)	(5,642)	1,546
Net loss margin from continuing operations	(3.5)%	(4.9)%	1.4%
Net loss from discontinued operations	—	(97)	97
Net loss	(4,096)	(5,739)	1,643
EBITDA from continuing operations(1)	8,772	7,639	1,133
Consolidated EBITDA from continuing operations(1)	10,196	8,894	1,302
Consolidated EBITDA margin from continuing operations	8.8%	7.7%	1.1%

Basic per share information (no dilutive effect):
Net loss from continuing operations	$(0.12)	$(0.16)	$0.04
Net income from discontinued operations	$0.00	$0.00	$0.00
Net loss	$(0.12)	$(0.16)	$0.04

Cash dividends per share	$0.02	$0.00	$0.02

(1)	A reconciliation of net loss from continuing operations to EBITDA and Consolidated EBITDA follows in the Consolidated EBITDA section.

Results from Continuing Operations for the Second Quarter

For the three months ended June 30, 2014, revenue was $116.2 million, up from $115.0 million in the same period last year. Revenue for the quarter was similar to the prior year as the ramp-up of civil construction work at the Fort Hills mine, the addition of heavy civil construction and Mechanically Stabilized Earth ("MSE") wall construction activity at the Horizon mine and road building activity on the Alberta Transportation Highway 63 project replaced the heavy civil construction and MSE wall construction performed last year on the Mildred Lake Mine Relocation ("MLMR") project at Base Plant mine. Revenue was down in the quarter on the Horizon mine overburden removal contract with the reduction of maintenance costs eligible for reimbursement under the contract as the client has taken over the procurement of equipment maintenance parts this year. Revenue was also down at the Millennium mine with the suspension of work in June.

For the three months ended June 30, 2014, gross profit was $9.3 million, or 8.0% of revenue, up from $8.4 million, or 7.3% of revenue in the same period last year. The improvement in both gross profit and margin are primarily driven by reduced operating lease expense, the contribution from the ramp up of activity at the Fort Hills mine and the addition of non-overburden work at the Horizon mine, coupled with improved margins on mine service activity. Current gross profit and gross margin were both negatively affected by the cost impacts of the June shutdown at the Millennium mine combined with the reduced contribution from heavy civil construction volumes and accelerated depreciation recorded on assets held for sale. Gross margin was also partially eroded by an increase in the use of rental equipment and a larger proportion of labour and sub-contractor costs in project costs as we mobilized to support the increased civil construction volumes.

For the three months ended June 30, 2014, equipment cost dropped by $10.2 million compared to the prior year, primarily as a result of the aforementioned reduction of maintenance parts spend on the Horizon mine overburden removal contract. The reduced spend negatively affected gross profit due to the corresponding loss of revenue and related margin on this cost reimbursable contract. Contributing to the lower equipment cost in the quarter was a reduction in operating lease expense ($4.4 million, down from $6.4 million in the same period last year).

For the three months ended June 30, 2014, depreciation was $10.3 million, up from $8.7 million in the same period last year. Current quarter depreciation included a $1.9 million write-down of assets held for sale compared to no such write-downs in the prior year.

For the three months ended June 30, 2014, the Company recorded an operating loss of $2.2 million, a slight improvement from the operating loss of $2.3 million for the same period last year. General and administrative (“G&A”) expense, excluding stock-based compensation, was $7.9 million for the quarter, down from $8.3 million for the same period last year. The current year G&A reflects the benefits from business simplifications and the associated restructuring activities initiated during the prior year. Liability classified stock-based compensation costs increased $1.6 million, largely due to an increase in share price during the quarter while equity classified stock-based compensation costs increased $0.4 million due to the implementation of new equity classified restricted share unit and deferred stock unit awards discussed in "Significant Business Events - Modification to the Stock Based Compensation Plan" in the MD&A for the three and six months ended June 30, 2014. The Company recorded a $0.4 million loss from the sale of both plant and equipment and assets held for sale in the period, compared to a $1.3 million loss recorded for the same activities last year.

For the three months ended June 30, 2014, the Company recorded a $4.1 million net loss from continuing operations (basic and diluted loss per share of $0.12), an improvement from a $5.6 million net loss from continuing operations (basic and diluted loss per share of $0.16) for the same period last year.

Consolidated EBITDA earned from continuing operations was $10.2 million, an increase from $8.9 million for the quarter ended June 30, 2013. Consolidated EBITDA margin from continuing operations was 8.8% in the current quarter, up from 7.7% in the same period last year.

On Monday August 4, 2014, the Keller Group released their “Interim Results for the six months ended 30 June 2014”. Within this release the Keller Group indicated that Keller Canada’s profits, which NAEP believe are primarily related to the Piling Business, are below those expected at the time of acquisition. Consequently, Keller Group stated that it does not expect to pay any deferred consideration in respect of the acquisition. As yet, the Keller Group has not provided to NAEP the Piling Business financial statements for the period ending June 30, 2014 and their assessment of the performance against the Piling Business EBITDA target for contingent proceeds pursuant to the terms of the acquisition agreement. When NAEP receives these financial statements it will review their performance against the target. For a current discussion on the contingent proceeds related to the Piling sale, which took place on July 12, 2013, see "Financial Results - Contingent Proceeds" in the MD&A for the three and six months ended June 30, 2014.

In the event that the Piling Business does not achieve their first year target, NAEP still has the potential to realize a portion of the contingent proceeds next year, up to $27.5 million.

Outlook

The Company’s clients continue to plan expansions to their existing operations; however, they are being cautious in evaluating their investment strategies and continue to focus on their cost control efforts. Although some competitors' equipment has been sold or removed from the oil sands market and the supply of available equipment has been reduced due to recent awards, an oversupply of service providers’ equipment remains in the oil sands market, leading to downward pressures on pricing in this competitive market. The market conditions remain challenging and the Company’s overall activity levels may reflect this competitive environment. Additionally, the environment that the Company operates in experiences a certain amount of seasonality. Lower-margin, labour-intensive, light civil construction projects are typically more prominent in the spring months. Higher-margin, heavy civil construction activities are typically reduced as the weather transitions through spring break-up.

Site development revenue will benefit from activity at the Fort Hills mine where the Company is actively bidding additional projects. The Company continues to expand its mine support activities at the Kearl mine under its five year master services agreement. The Company anticipates comparable activity levels supporting production efforts at the Horizon mine. Activity levels at Base Plant, Millennium and Steepbank mines are predicted to be down from past levels. In addition, with the announcement of a development hold being placed on the Joslyn mine, NAEP is completing the final stages of its contract and will begin demobilizing from the site. The Company anticipates this reduced activity being offset by activity at the Fort Hills mine, Kearl mine and other non-oil sands activities. Construction services activity levels are more difficult to predict. The Company continues to pursue heavy and light civil construction contracts in the oil sands and with other major resource companies in Canada.

NAEP’s near term outlook remains cautiously optimistic as there is continued bidding activity since the beginning of 2014 on existing mines, the new Fort Hills mine and civil earthworks activity in other non-oil sands mining resource areas, such as liquefied natural gas (“LNG”), hydroelectric, steam assisted gravity drainage ("SAGD") and refinery construction. The Company has replaced all of its non-recurring revenue from 2013 and is working to build upon that momentum over the second half of 2014. As always, the Company’s goal is to continue to manage its resources and costs with a focus towards providing a safe work environment, maintaining profitability and improving shareholder value.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss its financial results for the quarter ended June 30, 2014 tomorrow, Thursday, August 7th at 9:00am Eastern time.

The call can be accessed by dialing:

Toll free: 1-877-407-8031
International: 1-201-689-8031

A replay will be available through September 7th, 2014 by dialing:

Toll Free: 1-877-660-6853
International: 1-201-612-7415
Conference ID: 13587660

The live and archived webcast can be accessed at:
http://www.investorcalendar.com/IC/CEPage.asp?ID=173032

Non-GAAP Financial Measures

This release contains non-GAAP financial measures. These measures do not have standardized meanings under US GAAP and are therefore unlikely to be comparable to similar measures used by other companies. The non-GAAP financial measure disclosed by the Company in this release is Consolidated EBITDA (as defined within the credit agreement). The Company provides a reconciliation of Consolidated EBITDA to net income reported in accordance with US GAAP below. Investors and readers are encouraged to review the reconciliation of this non-GAAP financial measure to reported net income.

Consolidated EBITDA

Consolidated EBITDA is a measure defined in the Company’s credit agreement. It is defined as EBITDA (which is calculated as net income before interest, income taxes, depreciation and amortization) excluding the effects of non-cash currency translation gain or loss, mark-to-market gain or loss on derivative financial instruments, non-cash stock-based compensation expense and certain other non-cash items including the impairment of goodwill. The credit agreement requires the Company to satisfy certain financial covenants with reference to Consolidated EBITDA. Non-compliance with these financial covenants could result in the Company being required to immediately repay all amounts outstanding under its credit facility. The Company believes that EBITDA is a meaningful measure of the performance of its business because it excludes items, such as interest, income taxes, depreciation and amortization that are not directly related to the operating performance of its business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, the Company’s credit facility requires the Company to maintain a minimum fixed charge cover ratio and a maximum senior leverage ratio, both of which are calculated using Consolidated EBITDA. Consolidated EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of the Company's results as reported under US GAAP. Consolidated EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows as a measure of liquidity. A reconciliation of Consolidated EBITDA to net income (loss) is as follows:

	Three months ended
	June 30,
(dollars in thousands)	2014	2013
Net loss from continuing operations	$(4,096)	$(5,642)
Adjustments:
Interest expense	3,000	5,681
Income tax benefit	(1,384)	(1,883)
Depreciation	10,342	8,722
Amortization of intangible assets	910	761
EBITDA from continuing operations	8,772	7,639
Adjustments:
Unrealized gain on derivative financial instruments	—	(405)
Loss on disposal of plant and equipment	438	596
(Gain) loss on disposal of assets held for sale	(82)	751
Equity classified stock-based compensation expense	764	313
Premium on redemption of Series 1 Debenture	304	—
Consolidated EBITDA from continuing operations	$10,196	$8,894

Forward-Looking Information

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, ‘project”, “intend”, “continue”, “further” or similar expressions. An example of forward-looking information includes the expected activity levels based on activity at the Kearl, Horizon, Base Plant, Millennium and Steepbank mines, and the expectation that NAEP may receive additional proceeds over the next three years in connection with the Piling sale, contingent on the Purchaser achieving prescribed profitability thresholds from the assets and liabilities sold; and in the event that the Piling business does not achieve the first year target, the potential to realize a portion of the contingent proceeds next year, up to $27.5 million. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from those in forward-looking statements include general economic and market conditions, success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, internal controls, general economic conditions, terms of our debt instruments, exchange rate fluctuations, weather conditions, performance of our customers, access to equipment, changes in laws and ability to execute transactions. Undue reliance should not be placed upon forward-looking statements and NAEP undertakes no obligation, other than those required by applicable law, to update or revise those statements.

For more complete information about us you should read the Company’s disclosure documents that have been filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.naepi.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information contact:

David Brunetta, CMA
Senior Financial Manager, Investor Relations
North American Energy Partners Inc.
(780) 969-5574
dbrunetta@nacg.ca
www.naepi.ca